Exhibit 1

Media

Release

TUESDAY 04 SEPTEMBER 2018

WESTPAC AND ASIC SETTLE RESPONSIBLE LENDING PROCEEDINGS

Key points

•                  Westpac agrees to a settlement with ASIC, to pay a $35 million penalty for contravening the National Consumer Credit Protection Act. The settlement is subject to Court approval.

•                  Westpac accepts that between December 2011 and March 2015 approximately 10,500 loans should not have been approved through Westpac’s automated decisioning process and should have been referred to a credit officer for manual assessment.

•                  Westpac changed its systems in 2015 and has confidence in the credit quality of the loans in question.

•                  Westpac has not made admissions that any of its loans were unsuitable for customers at the time of their origination.

•                  The relevant loans are performing as expected and in line with the broader loan book.

Westpac announced today it has entered into an agreement with the Australian Securities and Investments Commission (ASIC) to settle the legal proceedings alleging breaches of certain responsible lending obligations under the National Consumer Credit Protection Act 2009 (Cth) (the NCCP Act). This settlement is subject to Court approval.

The proceedings relate to certain home loans entered into between December 2011 and March 2015 which were assessed and approved by Westpac’s automated decisioning process.

The proceedings were initiated by ASIC in March 2017. ASIC has not alleged that any customers suffered specific loss or damage as a result of these admissions, and there are no admissions that any loans were unsuitable for customers.

As part of the settlement, Westpac will acknowledge that its automated serviceability assessment did not meet the requirements of the NCCP Act in two ways and that it should have:

1.             used customers’ declared living expenses in a number of instances instead of the applicable Household Expenditure Measure (HEM) benchmark in the serviceability assessment; and

2.             calculated loan repayments for interest only, owner-occupied lending based on estimated repayments that would apply after the interest only period had finished.

During this period, Westpac’s automated decisioning process approved over 250,000 home loans. Of these, Westpac acknowledges that approximately 10,500 loans should have been referred to a credit officer for a manual assessment prior to any approval. Approximately 5,400 of these loans are still active and represent 0.4% of the mortgage portfolio.

As part of the agreement, Westpac has agreed to pay a $35 million penalty and ASIC’s legal costs. The impact of this settlement will be provided in Westpac’s 2018 Full Year results.

Westpac and ASIC will make an application to the Federal Court for approval of this settlement.

Chief Executive, Consumer Bank, George Frazis said: “Westpac takes its responsible lending obligations very seriously and this action does not relate to our current lending practices. We upgraded our credit assessment in 2015 and continue to thoroughly assess home loan applications.

“From a credit quality perspective, loans approved under these circumstances have continued to perform similar to, or better, than the rest of the Group’s home loan portfolio. Nevertheless, Westpac has committed to proactively monitor the active loans and to provide tailored hardship assistance if necessary.

“Our June Quarter disclosures showed the strength of Westpac’s mortgage book with 90+ day delinquencies in Australia at 0.72%,” Mr Frazis said.

Customers who have questions around this matter should call 132 032. Any customer experiencing financial hardship can call 1800 067 497.

For Further Information

David Lording

Media Relations

M. 0419 683 411